Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-141238
PROSPECTUS
ViaSat, Inc.
437,564 Shares of Common Stock

     This prospectus relates to the offer and sale of up to 437,564 shares of our common stock by the selling stockholders identified in this prospectus. The shares offered by the selling stockholders in this prospectus were originally issued by us to the selling stockholders in connection with our acquisition of all of the outstanding capital stock of Intelligent Compression Technologies, Inc. under the terms of an agreement and plan of merger and reorganization dated February 16, 2007. The selling stockholders may offer and sell from time to time all or any portion of such shares in amounts and on terms to be determined at the time of sale. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
     Our common stock is listed on the Nasdaq Global Market under the symbol “VSAT.”
     On March 21, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $34.11 per share.
     Before investing in shares of our common stock, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 22, 2007.

     You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

     Whenever we refer to “ViaSat,” “we,” “our” or “us” in this prospectus, we mean ViaSat, Inc. and its consolidated subsidiaries, unless the context suggests otherwise. When we refer to “you” or “yours,” we mean the persons to whom offers are made hereunder.
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VIASAT
     We are a leading provider of advanced wireless and satellite communications equipment and services to the government and commercial markets. We are organized principally in two segments: government and commercial. Our government business encompasses specialized products principally serving defense customers and includes:
     Tactical Data Links. Our Tactical Data Links product line primarily consists of our multifunction information distribution system (MIDS) product. The MIDS terminal operates as part of the Link-16 line-of-sight tactical radio system, which enables real time data networking among ground and airborne military users providing an electronic picture of the entire battlefield to each user in the network. We are also currently in the development phase of a MIDS terminal for the U.S. Department of Defense’s (DoD) JTRS airborne radio program, referred to as MIDS-JTRS. We are one of only two current U.S. government certified providers of MIDS production units.
     Tactical Networking and Information Assurance. Tactical Networking and Information Assurance products include our information security and ViaSat Data Controller (VDC) products. Our information security products enable military and government communicators to secure information up to “Top Secret” levels. Our VDC products provide reliable military tactical communication channels using innovative error correction technology. Technology from some of these products are integrated into some of our existing tactical radio products (such as MIDS and UHF DAMA satellite products) as well as sold on a stand-alone basis.
     Government Satellite Communication Systems. We have a 15 year history of leadership in the UHF satellite communication terminal market. This includes the design and development of modems, terminals and test and training equipment operating over the military UHF satellite band. These products are used in “manpack” satellite communication terminals as well as airborne, ship, shore and mobile applications. We generally focus on opportunities for high-speed satellite communications products which operate in higher frequencies.
     The commercial segment comprises two business product groups: satellite networks and antenna systems. Our commercial business comprises an end-to-end capability to provide customers with satellite communication equipment solutions and includes:
     Consumer Broadband. Our consumer products include the development of equipment and technology across multiple satellite standards, including the development of DOCSIS® (Data Over Cable Service Interface Specification)-based terminals and gateways.
     Mobile Broadband. Our mobile broadband products include the design and development of airborne, maritime and ground mobile terminals and systems. Existing certified systems in the in-flight broadband market include SKYLink for ARINC. We are also developing systems for the maritime and ground mobile markets.
     Enterprise VSAT. Our Enterprise VSAT (Very Small Aperture Terminal) satellite communication products and services comprises a wide range of terminals, hubs, and networks control systems as well as network management services for customers in North America and internationally.
     Satellite Networking Systems Design and Technology Development. We perform leading-edge research and development for satellite communications systems and have developed an extensive portfolio of technologies. Technologies include satellite networking, beam forming modems, coding, voice and video encoding, IP and ATM via satellite, satellite ground terminals, onboard processing, advanced satellite design, and antennas.
     Integrated Circuit Design and Development. We specialize in the design of integrated circuits, packaged components, and modules for commercial, military and space applications. Areas of expertise include high frequency communication technology, MMIC semiconductor design, high-power transceiver design, high levels of functional integration, high-frequency packaging and design for low-cost manufacturing.
     We were incorporated in California in 1986 and reincorporated in Delaware in 1996. Our principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009, and our telephone number is (760) 476-2200.

RISK FACTORS
     An investment in the common stock offered by this prospectus involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline. You should also refer to the other information set forth in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (SEC), including our financial statements and the related notes, as well as our other filings with the SEC.
A Significant Portion of Our Revenues Is Derived from a Few of Our Contracts
     A small number of our contracts account for a significant percentage of our revenues. Our largest revenue producing contracts are related to our tactical data links (which includes MIDS) products generating approximately 25% of our revenues in the first nine months of fiscal year 2007, 24% of our revenues in fiscal year 2006 and 22% of our revenues in fiscal year 2005. Our five largest contracts generated approximately 48% of our revenues in the first nine months of fiscal year 2007, 44% of our revenues in fiscal year 2006 and 27% of our revenues in fiscal year 2005. Further, we derived approximately 16% of our revenues in the first nine months of fiscal year 2007, 19% of our revenues in fiscal year 2006 and 26% of our revenues in fiscal year 2005 from sales of VSAT communications networks. The failure of these customers to place additional orders or to maintain these contracts with us for any reason, including any downturn in their business or financial condition, or our inability to renew our contracts with these customers or obtain new contracts when they expire, could materially harm our business and impair the value of our common stock.
If Our Customers Experience Financial or Other Difficulties, Our Business Could Be Materially Harmed
     A number of our commercial customers have in the past, and may in the future experience financial difficulties. Many of our commercial customers face risks that are similar to those we encounter, including risks associated with market growth, product defects, acceptance by the market of products and services, and the ability to obtain sufficient capital. For example, one of our customers, Connexion by Boeing®, recently announced its plans to discontinue its in-flight broadband service business. Further, many of our customers that provide satellite based services (including WildBlue, Telesat, Intelsat, Shin Satellite, and AIRINC) could be materially affected by a satellite failure and/or satellite launch failure. We cannot assure you that our customers will be successful in managing these risks. If our customers do not successfully manage these types of risks, it could impair our ability to generate revenues, collect amounts due from these customers and materially harm our business.
     Major communications infrastructure programs, such as proposed satellite communications systems, are important sources of our current and planned future revenues. We also participate in a number of defense programs. Programs of these types often cannot proceed unless the customer can raise substantial funds, from either governmental or private sources. As a result, our expected revenues can be adversely affected by political developments or by conditions in private and public capital markets. They can also be adversely affected if capital markets are not receptive to a customer’s proposed business plans. If our customers are unable to raise adequate funds it could materially harm our business and impair the value of our common stock.
Our Development Contracts May Be Difficult for Us to Comply With and May Expose Us to Third-Party Claims for Damages
     We are often party to government and commercial contracts involving the development of new products. We derived approximately 24% of our revenues in the first nine months of fiscal year 2007, 25% of our revenues in fiscal year 2006 and 24% of our revenues in fiscal year 2005 from these development contracts. These contracts typically contain strict performance obligations and project milestones. We cannot assure you we will comply with these performance obligations or meet these project milestones in the future. If we are unable to comply with these performance obligations or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. We are not currently, nor have we always been, in compliance with all outstanding performance obligations and project milestones. In the past, when we have not complied with the performance obligations or project milestones in a contract, generally, the other party has not elected to terminate the contract or seek damages from us. However, we cannot assure you in the future other parties will not terminate their contracts or seek damages from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and impair the value of our common stock.

We Face Potential Product Liability Claims
     We may be exposed to legal claims relating to the products we sell or the services we provide. Our agreements with our customers generally contain terms designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy for our business. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. If our insurance coverage does not cover all costs resulting from future product liability claims, it could materially harm our business and impair the value of our common stock.
We May Experience Losses from Our Fixed-Price Contracts
     Approximately 84% of our revenues for the first nine months of fiscal year 2007, 88% of our revenues in fiscal year 2006 and 88% of our revenues in fiscal year 2005 were derived from government and commercial contracts with fixed prices. We assume greater financial risk on fixed-price contracts than on other types of contracts because if we do not anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, it may significantly reduce our net profit or cause a loss on the contract. In the past, we have experienced significant cost overruns and losses on fixed price contracts. We believe a high percentage of our contracts will be at fixed prices in the future. Although we attempt to accurately estimate costs for fixed-price contracts, we cannot assure you our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.
Changes in Financial Accounting Standards or Practices or Existing Taxation Rules or Practices May Cause Adverse Unexpected Fluctuations and Affect Our Reported Results of Operations
     Financial accounting standards in the U.S. are constantly under review and may be changed from time to time. We are required to apply these changes when adopted. Once implemented, these changes could result in material fluctuations in our financial results of operations on a quarterly or annual basis and the manner in which such results of operations are reported. Similarly, we are subject to taxation in the U.S. and a number of foreign jurisdictions. Rates of taxation, definitions of income, exclusions from income, and other tax policies (i.e. research credits and manufacturing deductions) are subject to change over time. Changes in tax laws in a jurisdiction in which we have reporting obligations could have a material impact on our results of operations and impair the value of our common stock.
Our Reliance on a Limited Number of Third Parties to Manufacture and Supply Our Products Exposes Us to Various Risks
     Our internal manufacturing capacity is limited and we do not intend to expand our capability in the foreseeable future. We rely on a limited number of contract manufacturers to produce our products and expect to rely increasingly on these manufacturers in the future. In addition, some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole supplier or a limited group of suppliers.
     Our reliance on contract manufacturers and on sole suppliers or a limited group of suppliers involves several risks. We may not be able to obtain an adequate supply of required components, and our control over the price, timely delivery, reliability and quality of finished products may be reduced. The process of manufacturing our products and some of our components and subassemblies is extremely complex. We have in the past experienced and may in the future experience delays in the delivery of, and quality problems with, products and components and subassemblies from vendors. Some of the suppliers we rely upon have relatively limited financial and other resources. Some of our vendors have manufacturing facilities in areas that may be prone to natural disasters and other natural occurrences that may affect their ability to perform and deliver under our contract. If we are not able to obtain timely deliveries of components and subassemblies of acceptable quality or if we are otherwise required to seek alternative sources of supply, or to manufacture our finished products or components and subassemblies internally, it could delay or prevent us from delivering our systems promptly and at high quality. This failure could damage relationships with current or prospective customers, which, in turn, could materially harm our business and impair the value of our common stock.

The Markets We Serve Are Highly Competitive and Our Competitors May Have Greater Resources Than Us
     The wireless and satellite communications industry is highly competitive and competition is increasing. In addition, because the markets in which we operate are constantly evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and who may introduce new competing technologies, products or services into our markets. Currently, we face substantial competition from domestic and international wireless and ground-based communications service providers in the commercial and government industries. Many of our competitors and potential competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources, and control over central communications networks. In addition, some of our customers continuously evaluate whether to develop and manufacture their own products and could elect to compete with us at any time. Increased competition from any of these or other entities could materially harm our business and impair the value of our common stock.
We Depend on a Limited Number of Key Employees Who Would Be Difficult to Replace
     We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe our success depends to a significant degree on our ability to attract and retain highly skilled personnel, including our Chairman and Chief Executive Officer, Mark D. Dankberg, and those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these types of personnel is intense, and the loss of key employees could materially harm our business and impair the value of our common stock. We do not have employment agreements with any of our officers.
Because We Conduct Business Internationally, We Face Additional Risks Related to Global Political and Economic Conditions and Currency Fluctuations
     Approximately 15% of our revenues for the first nine months of fiscal year 2007, 18% of our revenues in fiscal year 2006 and 27% of our revenues in fiscal year 2005 were derived from international sales. We anticipate international sales will account for an increasing percentage of our revenues over the next several years. Many of these international sales may be denominated in foreign currencies. Because we do not currently engage in nor do we anticipate engaging in material foreign currency hedging transactions related to international sales, a decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies. This decrease in value could also make our products less price-competitive.
     There are additional risks in conducting business internationally, including:
•	unexpected changes in regulatory requirements,

•	increased cost of localizing systems in foreign countries,

•	increased sales and marketing and research and development expenses,

•	availability of suitable export financing,

•	timing and availability of export licenses,

•	tariffs and other trade barriers,

•	political and economic instability,

•	challenges in staffing and managing foreign operations,

•	difficulties in managing distributors,

•	potentially adverse tax consequences,

•	potential difficulty in making adequate payment arrangements, and

•	potential difficulty in collecting accounts receivable.

     In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. We may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.
Our Operating Results Have Varied Significantly from Quarter to Quarter in the Past and, if They Continue to do so, the Market Price of Our Common Stock Could Be Impaired
     Our operating results have varied significantly from quarter to quarter in the past and may continue to do so in the future. The factors that cause our quarter-to-quarter operating results to be unpredictable include:
•	a complex and lengthy procurement process for most of our customers or potential customers,

•	changes in the levels of research and development spending, including the effects of associated tax credits,

•	cost overruns on fixed price development contracts,

•	the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods,

•	the timing, quantity and mix of products and services sold,

•	price discounts given to some customers,

•	market acceptance and the timing of availability of our new products,

•	the timing of customer payments for significant contracts,

•	one time charges to operating income arising from items such as acquisition expenses and write-offs of assets related to customer non-payments or obsolescence,

•	the failure to receive an expected order or a deferral of an order to a later period, and

•	general economic and political conditions.
     As a result, we believe period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indicators of future performance. If we are unable to address any of the risks described above, it could materially impair the value of our common stock. In addition, it is likely that in one or more future quarters our results may fall below the expectations of analysts and investors. In this event, the trading price of our common stock would likely decrease.
Our Reliance on U.S. Government Contracts Exposes Us to Significant Risks
     Our government segment revenues were approximately 53% of our revenues in the first nine months of fiscal year 2007, 49% of our revenues in fiscal year 2006 and 51% of our revenues in fiscal year 2005, and were derived from U.S. government applications. Our U.S. government business will continue to represent a significant portion of our revenues for the foreseeable future. U.S. government business exposes us to various risks, including:
•	unexpected contract or project terminations or suspensions,

•	unpredictable order placements, reductions or cancellations,

•	reductions in government funds available for our projects due to government policy changes, budget cuts and contract adjustments,

•	the ability of competitors to protest contractual awards,

•	penalties arising from post-award contract audits,

•	cost audits in which the value of our contracts may be reduced,

•	higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price,

•	limited profitability from cost-reimbursement contracts under which the amount of profit is limited to a specified amount, and

•	unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates.
     In addition, substantially all of our U.S. government backlog scheduled for delivery can be terminated at the convenience of the U.S. government because our contracts with the U.S. government typically provide that orders may be terminated with limited or no penalties. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.
Our Credit Facility Contains Restrictions that Could Limit Our Ability to Implement Our Business Plan
     The restrictions contained in our line of credit may limit our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, and engage in opportunistic transactions, such as strategic acquisitions. In addition, if we fail to meet the covenants contained in our line of credit, our ability to borrow under our line of credit may be restricted. The line of credit, among other things, restricts our ability to do the following:
•	incur additional indebtedness,

•	create liens on our assets,

•	make certain payments, including payments of dividends in respect of capital stock,

•	consolidate, merge and sell assets,

•	engage in certain transactions with affiliates, and

•	make acquisitions.
In addition, the line of credit requires us to satisfy the following financial tests:
•	minimum EBITDA (income from operations plus depreciation and amortization) for the twelve-month period ending on the last day of any fiscal quarter of $30 million,

•	minimum tangible net worth as of the last day of any fiscal quarter of $135 million, and

•	minimum quick ratio (sum of cash and cash equivalents, accounts receivable and marketable securities, divided by current liabilities) as of the last day of any fiscal quarter of 1.50 to 1.00.
     In the past we have violated our credit facility covenants and received waivers for these violations. We cannot assure that we will be able to comply with our financial or other covenants or that any covenant violations will be waived in the future. Any violation not waived could result in an event of default, permitting the lenders to suspend commitments to make any advance, to declare notes and interest thereon due and payable, and to require any outstanding letters of credit to be collateralized by an interest bearing cash account, any or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we fail to comply with our financial or other covenants, we may need additional financing in order to service or extinguish our indebtedness. We may not be able to obtain financing or refinancing on terms acceptable to us, if at all.

Our Success Depends on the Development of New Satellite and Other Wireless Communications Products and Our Ability to Gain Acceptance of These Products
     The wireless and satellite communications markets are subject to rapid technological change, frequent new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in these markets depends on our success in applying our expertise and technology to existing and emerging satellite and other wireless communications markets. Our ability to compete in these markets also depends in large part on our ability to successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis that respond to ever-changing customer requirements. Our ability to successfully introduce new products depends on several factors, including:
•	successful integration of various elements of our complex technologies and system architectures,

•	timely completion and introduction of new product designs,

•	achievement of acceptable product costs,

•	timely and efficient implementation of our manufacturing and assembly processes and cost reduction efforts,

•	establishment of close working relationships with major customers for the design of their new wireless communications systems incorporating our products,

•	development of competitive products and technologies by competitors,

•	marketing and pricing strategies of our competitors with respect to competitive products, and

•	market acceptance of our new products.
     We cannot assure you our product or technology development efforts for communications products will be successful or any new products and technologies we develop, including ArcLight®, KG-250, MIDS-JTRS, Surfbeam® (our DOCSIS®-based consumer broadband product), DVB-S2 and LinkStar®, will achieve sufficient market acceptance. We may experience difficulties that could delay or prevent us from successfully selecting, developing, manufacturing or marketing new products or enhancements. In addition, defects may be found in our products after we begin deliveries that could result in the delay or loss of market acceptance. If we are unable to design, manufacture, integrate and market profitable new products for existing or emerging communications markets, it could materially harm our business and impair the value of our common stock.
We Expect to Continue to Incur Research and Development Costs, Which Could Significantly Reduce Our Profitability
     Our future growth depends on penetrating new markets, adapting existing communications products to new applications, and introducing new communications products that achieve market acceptance. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. We spent $15.2 million in the first nine months of fiscal year 2007, $15.8 million in fiscal year 2006 and $8.1 million in fiscal year 2005 in research and development activities. We expect to continue to spend discretionary funds on research and development in the near future. The amount of funds spent on research and development projects is dependent on the amount and mix of customer funded development, the types of technology being developed and the affordability of the technology being developed. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the near future. Our research and development program may not produce successful results, which could materially harm our business and impair the value of our common stock.
Our Ability to Protect Our Proprietary Technology is Limited and Infringement Claims Against Us Could Restrict Our Ability to Conduct Business
     Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our products and services. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could materially harm our business and impair the value of our common stock. We currently rely on a combination of patents, trade secret laws, copyrights, trademarks, service marks and contractual rights to protect our intellectual property. We cannot assure you the steps we have taken to protect our proprietary rights are adequate. Also, we cannot assure you our issued patents will remain valid or that any pending patent applications will be issued. Additionally, the laws of some foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as do the laws of the United States.

     Litigation may often be necessary to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. We believe infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will likely be asserted against us in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party’s intellectual property rights. We cannot assure you, however, that a license will be available under reasonable terms or at all. Litigation of intellectual property claims could be extremely expensive and time consuming, which could materially harm our business, regardless of the outcome of the litigation. If our products are found to infringe upon the rights of third parties, we may be forced to incur substantial costs to develop alternative products. We cannot assure you we would be able to develop alternative products or, if these alternative products were developed, they would perform as required or be accepted in the applicable markets. Also, we have delivered certain technical data and information to the U.S. government under procurement contracts, and it may have unlimited rights to use that technical data and information. There can be no assurance that the U.S. government will not authorize others to use that data and information to compete with us. If we are unable to address any of the risks described above relating to the protection of our proprietary rights or the U.S. government’s rights with respect to certain technical data and information, it could materially harm our business and impair the value of our common stock.
Compliance with Changing Regulation of Corporate Governance and Public Disclosure May Result in Additional Expenses
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent registered public accounting firm’s audit of that assessment has required, and is likely to continue to require, the commitment of significant financial and managerial resources, which could materially harm our business and impair the value of our common stock.
We May Identify Material Weaknesses in the Future
     In the past we have identified a material weakness in internal control over financial reporting. From time to time, we have also experienced deficiencies in internal control over financial reporting that have not risen to the level of a material weakness. Although we have been able to remediate the material weakness and certain internal control deficiencies in the past, we cannot assure you in the future that a material weakness will not exist. If this would be the case, and we cannot timely remediate such material weakness, management may conclude that our internal control over financial reporting is not operating effectively or our independent registered public accounting firm may be required to issue an adverse opinion on our internal control over financial reporting, which could in either case adversely affect investor confidence and impair the value of our common stock.
Changes in Financial Accounting Standards Related to Stock Option Expenses Are Expected to Have a Significant Effect on Our Reported Results
     The Financial Accounting Standards Board (FASB) issued a revised standard that required that we record compensation expense in the statement of operations for employee stock options using the fair value method beginning on April 1, 2006. The adoption of the new standard has had and is expected to continue to have a significant effect on our reported earnings and could adversely impact our ability to provide accurate guidance on our future reported financial results due to the variability of the factors used to establish the value of stock options. As a result, the impact of the new standard in fiscal year 2007 could impair the value of our common stock and result in greater stock price volatility.

Any Failure to Successfully Integrate Strategic Acquisitions Could Adversely Affect Our Business
     In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include:
•	the difficulty in integrating newly-acquired businesses and operations in an efficient and effective manner,

•	the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions,

•	the risk our markets do not evolve as anticipated and the technologies acquired do not prove to be those needed to be successful in those markets,

•	the potential loss of key employees of the acquired businesses,

•	the risk of diverting the attention of senior management from the operations of our business,

•	the risks of entering markets in which we have less experience, and

•	the risks of potential disputes concerning indemnities and other obligations that could result in substantial costs and further divert management’s attention and resources.
     Any failure to successfully integrate strategic acquisitions could harm our business and impair the value of our common stock. Furthermore, to complete future acquisitions we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause our earnings per share to decline.
Exports of Our Defense Products are Subject to the International Traffic in Arms Regulations and Require a License from the U.S. Department of State Prior to Shipment
     We must comply with the United States Export Administration Regulations and the International Traffic in Arms Regulations, or ITAR. Our products that have military or strategic applications are on the munitions list of the ITAR and require an individual validated license in order to be exported to certain jurisdictions. Any changes in export regulations may further restrict the export of our products, and we may cease to be able to procure export licenses for our products under existing regulations. The length of time required by the licensing process can vary, potentially delaying the shipment of products and the recognition of the corresponding revenue. Any restriction on the export of a significant product line or a significant amount of our products could cause a significant reduction in net sales.
Adverse Regulatory Changes Could Impair Our Ability to Sell Products
     Our products are incorporated into wireless communications systems that must comply with various government regulations, including those of the Federal Communications Commission (FCC). In addition, we operate and provide services to customers through the use of several satellite earth hub stations, which are licensed by the FCC. Regulatory changes, including changes in the allocation of available frequency spectrum and in the military standards and specifications that define the current satellite networking environment, could materially harm our business by (1) restricting development efforts by us and our customers, (2) making our current products less attractive or obsolete, or (3) increasing the opportunity for additional competition. Changes in, or our failure to comply with, applicable regulations could materially harm our business and impair the value of our common stock. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this government approval process have caused and may continue to cause our customers to cancel, postpone or reschedule their installation of communications systems. This, in turn, may have a material adverse effect on our sales of products to our customers.
Our Executive Officers and Directors Own a Large Percentage of Our Common Stock and Exert Significant Influence Over Matters Requiring Stockholder Approval
     As of March 7, 2007, our executive officers and directors and their affiliates beneficially owned an aggregate of approximately 17% of our common stock. Accordingly, these stockholders may be able to significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. These stockholders may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. This ownership interest could also have the effect of delaying or preventing a change in control.

We Have Implemented Anti-Takeover Provisions That Could Prevent an Acquisition of Our Business at a Premium Price
     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. These provisions:
•	permit the Board of Directors to increase its own size and fill the resulting vacancies,

•	provide for a Board comprised of three classes of directors with each class serving a staggered three-year term,

•	authorize the issuance of preferred stock in one or more series, and

•	prohibit stockholder action by written consent.
     In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.
Risks Related to Our Common Stock
Future Sales of Our Common Stock in the Public Market Could Lower the Stock Price
     We may, in the future, sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock to finance future acquisitions, including acquisitions larger than those we have done in the past, through the use of equity. Additionally, a substantial number of shares of our common stock are available for future sale pursuant to stock options and warrants. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options and warrants or in connection with acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.
We Expect Our Stock Price to Be Volatile
     The market price of our common stock has been volatile in the past. For example, since April 2, 2001, the market price of our common stock has ranged from $3.91 to $36.00. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:
•	quarterly variations in operating results and announcements of innovations,

•	new products, services and strategic developments by us or our competitors,

•	developments in our relationships with our customers, distributors and suppliers,

•	regulatory developments,

•	changes in our revenues, expense levels or profitability,

•	changes in financial estimates and recommendations by securities analysts,

•	failure to meet the expectations of securities analysts,

•	changes in the wireless communications industry, and

•	changes in the economy.

     Any of these events may cause the market price of our common stock to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “could,” “should,” “may,” “will” and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about us, including, among other things:
•	the ability to successfully grow our commercial business, while maintaining our significant government business,

•	the ability to successfully develop, introduce and sell new satellite and other wireless communications products,

•	the ability to successfully develop technologies according to anticipated schedules that meet performance expectations,

•	the ability to successfully integrate strategic acquisitions,

•	changes in product supply, pricing and customer demand,

•	changes in relationships with key suppliers, and

•	increased competition and other factors affecting the telecommunications market generally.
     We have described other risks concerning us under the caption entitled “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.
USE OF PROCEEDS
     We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus.
SELLING STOCKHOLDERS
     Merger Agreement. Under the terms of an agreement and plan of merger and reorganization dated February 16, 2007, we acquired all of the outstanding capital stock of Intelligent Compression Technologies, Inc. (ICT). ICT is now our wholly owned subsidiary. As part of the aggregate purchase price, we issued to the selling stockholders an aggregate of 416,727 shares of our common stock. We also agreed to register for resale the 437,564 shares of our common stock offered by the selling stockholders in this prospectus (of which 20,837 shares are only transferable to the selling stockholders under the make whole provision described below).
     Make Whole. To the extent that the value of the shares of our common stock as of the date of this prospectus is less than 95% of the value of the shares when issued to the selling stockholders, we have agreed to transfer to the selling stockholders additional shares of our common stock to cover such difference, or at our sole discretion, an equivalent amount in cash. Likewise, to the extent the value of the shares of our common stock as of the date of this prospectus is greater than 105% of the value of the shares when issued to the selling stockholders, the selling stockholders have agreed to return to us for cancellation the number of shares of our common stock to cover such difference.

     The following table sets forth information with respect to the shares beneficially owned by the selling stockholders. The information regarding shares owned after the offering assumes the sale of all shares offered by the selling stockholders. Other than as described above or in the footnotes to the table below, none of the selling stockholders has held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. The address of each of the selling stockholders is c/o Intelligent Compression Technologies, Inc., 1400 Hancock Street, Quincy, MA 02169.

	Number of
	Shares
	Beneficially			Shares Beneficially Owned After
Name of	Owned Prior to	Number of Shares		Offering
Selling Stockholder	the Offering	Being Offered		Number	Percentage
William B. Sebastian (1)	105,048	105,048	(2)	0	*
Matthew D. Pieniazek and Shauna M. Pieniazek	93,331	93,331	(3)	0	*
P. Michael Slygh (1)	64,073	64,073	(4)	0	*
Robert E.L. Eastwood (1)	34,907	34,907	(5)	0	*
James D. Brown	29,385	29,385	(6)	0	*
George C. Wilson (1)	25,921	25,921	(7)	0	*
Dennis Rosenfeld	21,286	21,286	(8)	0	*
James D. Brown III	20,028	20,028	(9)	0	*
David W. Hood and Ellen Hood	17,474	17,474	(10)	0	*
Stuart D. Brown	6,742	6,742	(11)	0	*
Peter Lepeska (1)	5,505	5,505	(12)	0	*
Karin A. Brown	4,527	4,527	(13)	0	*
David C. Pieniazek and Lori M. Pieniazek	4,495	4,495	(14)	0	*
Andrew Hall	2,797	2,797	(15)	0	*
Stephen D. Brinkmann	2,045	2,045	(16)	0	*

*	Less than 1.0%

(1)	The selling stockholder is currently an officer or employee of ICT, a wholly owned subsidiary of ViaSat.

(2)	The shares being offered include 5,002 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(3)	The shares being offered include 4,445 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(4)	The shares being offered include 3,051 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(5)	The shares being offered include 1,662 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(6)	The shares being offered include 1,319 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(7)	The shares being offered include 1,235 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(8)	The shares being offered include 1,014 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(9)	The shares being offered include 954 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(10)	The shares being offered include 832 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(11)	The shares being offered include 321 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(12)	The shares being offered include 262 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(13)	The shares being offered include 216 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(14)	The shares being offered include 214 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(15)	The shares being offered include 133 shares of common stock transferable to the selling stockholder under the make whole provision described above.

(16)	The shares being offered include 97 shares of common stock transferable to the selling stockholder under the make whole provision described above.
     The selling stockholders listed in the above table may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares since the date as of which the information is presented in the above table. Information concerning the selling stockholders may change from time to time and any such changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part if and when necessary.

PLAN OF DISTRIBUTION
          The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors–in–interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholders may use any one or more of the following methods when disposing of shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
          The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.
          In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

          Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
          The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
          The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
          To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
          The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the sale of all the shares registered thereby or until all of such shares may be continuously sold by each selling stockholder within a 90-day period under Rule 144 of the Securities Act.

DESCRIPTION OF CAPITAL STOCK
General
     This prospectus describes the general terms of our capital stock. For a more detailed description of these securities, you should read the applicable provisions of Delaware law and our certificate of incorporation and bylaws.
     Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 105,000,000, consisting of 5,000,000 shares of preferred stock, par value $.0001 per share, and 100,000,000 shares of common stock, par value $.0001 per share.
Common Stock
     As of March 7, 2007, we had 29,706,770 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock do not have cumulative voting rights, which mean that holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. Subject to the preferences of any of our outstanding preferred stock, the holders of our common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors. In the event of our liquidation or dissolution, the holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and any payments due to holders of any outstanding shares of our preferred stock. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any of our outstanding preferred stock.
Preferred Stock
     We currently have no outstanding shares of preferred stock. Under our certificate of incorporation, our board of directors is authorized to issue shares of our preferred stock from time to time, in one or more classes or series, without stockholder approval. Prior to the issuance of shares of each series, the board of directors is required by the General Corporation Law of the State of Delaware, known as the DGCL, and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:
•	the number of shares constituting each class or series;

•	voting rights;

•	rights and terms of redemption, including sinking fund provisions;

•	dividend rights and rates;

•	dissolution;

•	terms concerning the distribution of assets;

•	conversion or exchange terms;

•	redemption prices; and

•	liquidation preferences.

Anti-Takeover Provisions
     As a corporation organized under the laws of the State of Delaware, we are subject to Section 203 of the DGCL, which restricts our ability to enter into business combinations with an interested stockholder or a stockholder owning 15% or more of our outstanding voting stock, or that stockholder’s affiliates or associates, for a period of three years. These restrictions do not apply if:
•	prior to becoming an interested stockholder, our board of directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced, subject to exceptions; or

•	on or after the date a stockholder becomes an interested stockholder, the business combination is both approved by our board of directors and authorized at an annual or special meeting of our stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
     Some provisions of our certificate of incorporation and bylaws could also have anti-takeover effects. These provisions:
•	permit the board of directors to increase its own size and fill the resulting vacancies;

•	provide for a board comprised of three classes of directors with each class serving a staggered three-year term;

•	authorize the issuance of preferred stock in one or more series; and

•	prohibit stockholder action by written consent.
     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of us that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage some tactics that may be used in proxy fights.
Classified Board of Directors
     The certificate of incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or attempting to obtain control of us. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

No Stockholder Action by Written Consent; Special Meetings
     The certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting.
     The certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, its chairman, our president or secretary. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call a special meeting.
Number of Directors; Removal; Filling Vacancies
     The certificate of incorporation provides that the board of directors will consist of between four and eleven members, the exact number to be fixed by resolution adopted by affirmative vote of a majority of the board of directors. The board of directors currently consists of seven directors. Further, the certificate of incorporation authorizes the board of directors to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which the director has been chosen and until his or her successor is elected and qualified. The certificate of incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the total voting power of all outstanding securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.
Transfer Agent and Registrar
     The Transfer Agent and Registrar for our common stock is Computershare Investor Services LLC.
LEGAL MATTERS
     Latham & Watkins LLP, San Diego, California, will pass upon the validity of the securities being offered by this prospectus.
EXPERTS
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.
     We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.
     We incorporate by reference the following documents we have filed, or may file, with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 filed with the SEC on June 6, 2006;

•	Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 filed with the SEC on July 28, 2006;

•	Our Quarterly Reports on Form 10-Q filed with the SEC on August 10, 2006, November 7, 2006 and February 7, 2007;

•	Our Current Reports on Form 8-K filed with the SEC on April 5, 2006, May 8, 2006, June 23, 2006, July 18, 2006, October 10, 2006, October 16, 2006, January 19, 2007, January 29, 2007 and February 20, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 20, 1996; and

•	All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.
     To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.
     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
(760) 476-2200